Ex99.87

DeFi Technologies and HIVE Blockchain Technologies Complete Share Exchange
TORONTO, April 21, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: RDNAF) is pleased to announce that further to its press release dated March 25, 2021, it has completed the share exchange transaction (the "Transaction") with HIVE Blockchain Technologies Ltd ("HIVE") (TSXV: HIVE) (OTCQX: HVBTF) (FSE: HBF). Pursuant to the Transaction, DeFi Technologies issued ten (10) million common shares of DeFi Technologies to HIVE in exchange for four (4) million common shares of HIVE. No finder's fees were paid in connection with the Transaction and all securities issued under the Transaction are subject to a four-month and one day statutory hold period.

In addition to the Transaction, HIVE and DeFi Technologies have created a partnership surrounding the decentralized finance (DeFi) ecosystem with specific applications around Ethereum and Miner Extractable Value (MEV). The new partnership, which follows three months of discussions, will enable HIVE with a strategic stake in DeFi Technologies and a broader partnership surrounding the DeFi ecosystem with a specific focus on the Ethereum based MEV space and developments surrounding it.
MEV refers to the amount of profit miners can extract from reordering and censoring transactions on the blockchain. It has become an important issue over the past year as the DeFi space has grown from US$3B to US$71B in market capitalization. Of the $347.3M of Extracted MEV, 88% comes from DeFi activities (see graph below). As can be seen from data by Coin Metrics, over half of all ETH miner revenue currently comes from transaction fees. By partnering together to take on these activities, individuals get a more capital efficient market to play in, while distributing greater returns to miners for acting more  altruistically.

Ethereum Miner Revenue (Monthly)
Subsidy
Transaction Fees
$1.5b
$1b
$500m
$0
Jan 2017
Feb 2017
Mar 2017
Apr 2017
May 2017
Jun 2017
Jul 2017
Aug 2017
Sep 2017
Oct 2017
Nov 2017
Dec 2017
Jan 2018
Feb 2018
Mar 2018
Apr 2018
May 2018
Jun 2018
Jul 2018
Aug 2018
Sep 2018
Oct 2018
Nov 2018
Dec 2018
Jan 2019
Feb 2019
Mar 2019
Apr 2019
May 2019
Jun 2019
Jul 2019
Aug 2019
Sep 2019
Oct 2019
Nov 2019
Dec 2019
Jan 2020
Feb 2020
Mar 2020
Apr 2020
May 2020
Jun 2020
Jul 2020
Aug 2020
Sep 2020
Oct 2020
Nov 2020
Dec 2020
Jan 2021
Feb 2021
SOURCE: COIN METRICS
UPDATED: MAR 1, 2021
ZOOM
ALL
YTD

Chart embedded from The Block Crypto Data.

Ethereum Miner Revenue (Monthly) (CNW Group/DeFi Technologies, Inc.)

Cumulative Extracted MEV
Extracted MEV (USD)
$300.0M
$250.0M
$200.0M
$150.0M
$100.0M
$50.0M
$0.0M
Jan 1, 2020
Apr 1, 2020
Jul 1, 2020
Oct 1, 2020
Jan 1, 2021
$0.0M
$0.0M
$0.3M
$2.3M
$2.9M
$3.3M
$3.6M
$13.4M
$32.9M
$76.7M
$126.6M
$156.5M
$196.1M
$319.2M

Cumulative Extracted MEV (CNW Group/DeFi Technologies, Inc.) Source: Flashbots.net
The DeFi sector has appreciated dramatically since 2020 and has reached a tipping point with institutional investors and large enterprises showing increased interest in the decentralised finance sector. In Q3 2020, the U.S. Office of the Comptroller of the Currency (OCC) published guidance clarifying national banks can provide services to stablecoin issuers in the U.S. This and other interest from venture capital and financial institutions in the decentralized finance sector is a major step in widespread adoption of DeFi.
This new strategic partnership presents a significant opportunity to create more value per deployed mining infrastructure for HIVE by leveraging MEV applications. For DeFi Technologies, the partnership gives exposure to one of the largest miners of Ethereum, which is the backbone on which DeFi applications are built and thus serves as a critical component supporting the sector.
About  DeFi Technologies:

DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.
About  HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward- looking information includes, but is not limited to, statements with respect to the Transaction, the strategic partnership with HIVE and the potential for synergies and growth as a result of the partnership; the pursuit by DeFi Technologies of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward- looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions,  events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance  or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking  information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT  RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.
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http://www.prnewswire.com/news-releases/defi-technologies-and-hive-blockchain-technologies-complete-share-exchange-301273445.html SOURCE DeFi Technologies, Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2021/21/c0993.html
For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Veronica Welch, VEW Media,  ronnie@vewpr.com
CO: DeFi Technologies, Inc. CNW 07:00e 21-APR-21